Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 11 DATED OCTOBER 17, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of November 1, 2024;
•to disclose the calculation of our September 30, 2024 NAV per share for all share classes;
•to provide an update on the status of our public offering and DST program;
•to disclose amendments to the Revolving Credit Facility; and
•to provide other updates to the Prospectus.
November 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2024 (and repurchases as of October 31, 2024) is as follows:

Transaction Price (per share)
Class T	$27.1109
Class S	$27.1622
Class D	$27.1270
Class I	$27.2504
Class E	$28.7630
The November 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
September 30, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of September 30, 2024:

$ in thousands, except share/unit data
Components of NAV	September 30, 2024
Investments in real estate	$802,342
Investments in unconsolidated entities	150,069
Investments in real estate-related securities	40,559
Investment in commercial loan	12,972
Investment in affiliated fund	23,168
Cash and cash equivalents	69,326
Restricted cash	10,324
Other assets	3,705
Mortgage notes, revolving credit facility and financing obligation, net	(387,301)
Subscriptions received in advance	(6,204)
Other liabilities	(22,648)
Management fee payable	(342)
Accrued stockholder servicing fees	(15)
Non-controlling interests in joint-ventures	(68,090)
Net asset value	$627,865
Number of outstanding shares/units	22,439,173
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,041	$19,327	$23,625	$125,996	$34,895	$404,055	$2,926	$627,865
Number of outstanding shares/units	628,551	711,547	870,916	4,623,637	1,213,198	14,289,603	101,721	22,439,173
NAV Per Share/Unit as of September 30, 2024	$27.1109	$27.1622	$27.1270	$27.2504	$28.7630	$28.2761	$28.7630
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.1%	5.7%
Office	8.8%	7.3%
Industrial	7.6%	6.0%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.4%	5.6%
Retail	8.3%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	2.8%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.6)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of October 11, 2024, we have issued and sold in our public offering (1) 6,987,486 shares of our common stock (consisting of 271,387 Class T shares, 367,199 Class S shares, 528,910 Class D shares, 3,794,617 Class I shares and 2,025,373 Class E shares) in the primary offering for total proceeds of $209.6 million and (2) 113,041 shares of our common stock (consisting of 11,860 Class T shares, 10,213 Class S shares, 21,566 Class D shares, 50,532 Class I shares and 18,870 Class E shares) pursuant to our distribution reinvestment plan for a total value of $3.3 million. As of September 30, 2024, our aggregate NAV was $627.9 million. We intend to continue selling shares in our public offering on a monthly basis.
Status of our DST Program
On October 15, 2024, we commenced our second DST Offering for $85.7 million under our DST Program. The DST Properties for the second DST Offering are comprised of eight properties that were sourced from our existing real properties which will continue to be included in the calculation of our NAV at their fair market values as described in "Net Asset Value Calculation and Valuation Guidelines". The Adviser will earn management fees on the total consideration received from the sale of Interests in the second DST Offering. As of October 17, 2024, we have not raised any proceeds from the second DST Offering.
Amendments to the Revolving Credit Facility
The following disclosure modifies the disclosure in the section of the Prospectus entitled "Selected Information Regarding our Operations — Information Regarding our Indebtedness — Revolving Credit Facility” and all related disclosures in the Prospectus.
On October 11, 2024, we entered into the fifth amendment to our Revolving Credit Facility to provide for, among other things, a reduction in borrowing limitations from properties in the Company's DST Program in exchange for an incremental commitment by Invesco Realty, Inc. to provide up to $35.0 million of capital to the Company pursuant to and in accordance with the terms of an incremental credit support subscription agreement bringing their total commitment to $65.0 million. This commitment collateralizes our Revolving Credit Facility. We may be required to call capital under this commitment to repay outstanding obligations under our Revolving Credit Facility in the event of default, however this commitment is not available to fund our operating or investing activities. These amendments support the Company's second DST Offering.

Amendment to Subscription Agreement with MassMutual
On October 15, 2024, the Company and MassMutual entered into Amendment No. 2 to the Subscription Agreement, dated as of July 29, 2021, as amended by Amendment No. 1 on December 9, 2022 (as amended, the “Subscription Agreement”) with MassMutual (“Amendment No. 2”). Amendment No. 2 extends when MassMutual may exercise certain liquidity rights from January 1, 2025 to January 1, 2026 and our right to revolve MassMutual's capital from December 31, 2024 to June 30, 2025. In addition, Amendment No. 2 permits MassMutual to transfer its Class N shares to a wholly owned subsidiary, subject to terms and conditions defined in the Amendment.
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Description of Capital Stock – Common Stock” and all related disclosures in the Prospectus.
MassMutual Subscription
MassMutual committed to purchase $400.0 million of Class N common stock in our Class N Private Offering and has fully met its commitment as of September 30, 2024.
Through June 30, 2025, we have the right to utilize the revolver feature contained in the Subscription Agreement. During this time, we may in our sole discretion repurchase the MassMutual Shares (as defined below) on a monthly basis at a price per share equal to the NAV per Class N share as of the last day of the month preceding the Determination Date (as defined below) in an amount with an aggregate repurchase price no greater than (1) the aggregate purchase price paid by MassMutual for MassMutual Shares (including any Additional Shares) less (2) the aggregate repurchase price paid to MassMutual by us. Through June 30, 2025, we may also require MassMutual to purchase additional Class N shares ("Additional Shares"), in one or more closings, in an amount equal to the aggregate purchase price paid by MassMutual for Class N shares that were subsequently repurchased by us.
MassMutual Repurchase Rights
We have granted MassMutual certain repurchase rights in connection with the Class N shares acquired by MassMutual pursuant to the first amendment to the Subscription Agreement and the Initial Subscription Agreement (collectively, the “MassMutual Shares”). MassMutual Shares are not eligible for repurchase pursuant to our share repurchase plan, as described elsewhere in this prospectus.
MassMutual Automatic Repurchase Rights
Beginning on January 1, 2026, we are required to repurchase MassMutual Shares on a monthly basis at a price per share equal to the NAV per Class N share as of the last day of the month preceding the Determination Date (as defined below) until we have repurchased at least $200 million of MassMutual Shares (calculated as the aggregate repurchase price paid to MassMutual by the Company less the aggregate purchase price of any Additional Shares acquired by MassMutual). In any month, MassMutual may elect to forgo the next monthly repurchase.
The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month will be equal to (a) the sum of 100% of the monthly net proceeds to us from the sale of shares of common stock to Invesco Global Property Plus Fund, a sub-fund of Invesco Global Real Estate Fund FCP-RAIF (the “IGP+ Fund”), which is managed by an affiliate of the Adviser, as of the Determination Date, plus (b) between 50% and 100% (in our discretion) of the monthly net proceeds to us from the sale of shares of common stock to persons other than the IGP+ Fund as of the Determination Date. “Determination Date” means the date that is two business days prior to the first calendar day of the month in which the repurchase occurs.
At all times, we will limit monthly repurchases as necessary to ensure that the aggregate NAV of MassMutual Shares is not less than $50 million.
MassMutual Repurchase Rights Upon Request
Beginning January 1, 2026, MassMutual will have the right to request that we repurchase any outstanding MassMutual Shares, subject to the terms set forth below.
Such repurchases will be made monthly upon written request of MassMutual at a price per share equal to the NAV per Class N share as of the last day of the immediately preceding month. The repurchase price of MassMutual Shares may never be less than the applicable NAV per share for the month immediately preceding the month in which the repurchase occurs. MassMutual may revoke a repurchase request in writing at any time prior to the repurchase date.

The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month upon MassMutual’s request will be limited to no more than the lesser of (a) 15% of the net proceeds to us from the sale of shares of common stock and securities convertible into shares of common stock to persons other than MassMutual and its affiliates in the month immediately preceding the month in which MassMutual’s repurchase request is timely submitted, and (b) 1.5% of our aggregate NAV as of the last day of the month immediately preceding the month in which MassMutual’s repurchase request is timely submitted.
We will not be required to repurchase (1) in any calendar year, more than $150 million of MassMutual Shares or (2) in any calendar month, MassMutual Shares with an aggregate repurchase price equal to more than 100% of the net proceeds to us from the sale of shares of our common stock during such month.